SAMSON OIL & GAS ADVISES LINER SET ON THE GENE #1-22H WELL

Denver 1700 hours February 16th, 2010 – Perth 0700 hours February 17th, 2010

Gene #1-22H (30.6% working interest)

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that the production liner has been run in the Gene #1-22H.

The drilling rig is preparing to be released this afternoon (February 16th CST); the cost of the drilling and completion operation is expected to be under budget due to the trouble free operation. The well will now be scheduled to be fracture stimulated, though the precise timing is uncertain.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,169 million ordinary shares issued and outstanding, which would be the equivalent of 58.5 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.48 per ADS on February 16th 2010 the company has a current market capitalization of approximately US$ 28.1 million.  Correspondingly, based on the ASX closing price of A$0.028 on February 16th, 2010, the company has a current market capitalization of A$33.9 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.